EXHIBIT 99.1

TORONTO, January 30, 2015

FAIRFAX INDIA COMPLETES US$1 BILLION OFFERING COMPRISED OF US$500MILLION INITIAL PUBLIC OFFERING AND US$500 MILLION PRIVATE PLACEMENTS AND WILL COMMENCE TRADING TODAY ON THE TSX

Not for distribution to U.S. News Wire Services or dissemination in the United States.

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax Financial”) and Fairfax India Holdings Corporation (TSX: FIH) (“Fairfax India” or the “Company”) announced today that the Company has completed its initial public offering (the “Offering”) of 50,000,000 subordinate voting shares (“Subordinate Voting Shares”) at a price of US$10.00 per share for gross proceeds of US$500 million. The Subordinate Voting Shares will commence trading today on the Toronto Stock Exchange (the “TSX”) under the symbol “FIH”.

Concurrent with the Offering, the Company issued to Fairfax Financial or its affiliates, 30,000,000 multiple voting shares of the Company (“Multiple Voting Shares”), on a private placement basis, for an aggregate purchase price of US$300 million. Also, concurrent with the closing of the Offering, the Company has issued to certain cornerstone investors 20,578,947 Subordinate Voting Shares, on a private placement basis, for an aggregate purchase price of approximately US$200 million. The combined gross proceeds of the Offering and the private placements was approximately US$1 billion.

“We are humbled to have launched this new company and raised US$1 billion for Fairfax India. I want to personally thank each and every one of the many people who worked tirelessly to make Fairfax India a reality and also to thank all of the shareholders who have supported this new venture.” said Prem Watsa, Chairman of Fairfax India and Chairman and CEO of Fairfax Financial. “We aim to build value for Fairfax India shareholders over the long-term.”

Fairfax India is an investment holding company whose investment objective is to achieve long-term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India (“Indian Investments”). Generally, subject to compliance with applicable law, Indian Investments will be made with a view to acquiring control or significant influence positions.

Fairfax Financial initiated the creation of Fairfax India. Fairfax Financial is a financial services holding company which, through its subsidiaries, has for nearly thirty years engaged in property and casualty insurance and reinsurance and investment management.

The Offering was underwritten by a syndicate of underwriters led by RBC Capital Markets, and that included BMO Capital Markets, CIBC, Scotiabank, National Bank Financial Inc., TD

Securities Inc., Canaccord Genuity Corp., Desjardins Securities Inc., Raymond James Ltd., Cormark Securities Inc., Dundee Securities Ltd., GMP Securities L.P. and Manulife Securities Incorporated (collectively, the “Underwriters”). The Underwriters have been granted an over-allotment option, exercisable in whole or in part at any time for a period of 30 days after the Closing, to purchase up to an additional 7,500,000 Subordinate Voting Shares (the “Over-Allotment Option”), which, if exercised in full, would increase the total gross proceeds of the Offering to $575 million.

Fairfax Financial currently owns and controls, through certain of its affiliates and subsidiaries, an approximate 30.7% equity interest in the Company (or an approximately 28.5% equity interest if the Over-Allotment Option is exercised in full) as a result of 30,000,000 Multiple Voting Shares and 660,000 Subordinate Voting Shares acquired in conjunction with the Offering. Such Multiple Voting Shares and Subordinate Voting Shares issued, directly or indirectly, to Fairfax Financial collectively represent approximately 95.6% of the current voting rights in the Company (or approximately 95.1% of the current voting rights if the Over-Allotment Option is exercised in full). The above-noted direct and indirect holdings of Fairfax Financial represent 1% and 100% of the outstanding Subordinate Voting Shares and Multiple Voting Shares, respectively.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale or acceptance of an offer to buy these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects Fairfax Financial’s and the Company’s current expectations regarding future events. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Fairfax Financial’s or the Company’s control, that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to, the factors discussed under “Risk Factors” in the prospectus of the Company dated January 22, 2015. Neither Fairfax Financial nor the Company undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

For further information contact:

Paul Rivett President Fairfax Financial Holdings Limited Tel: (416) 367-4942	Chandran Ratnaswami Chief Executive Officer Fairfax India Holdings Corporation Tel: (416) 367-4941